Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Rice Energy Inc. for the registration of Common Stock and to the incorporation by reference therein of our report dated February 25, 2016 (except for Notes 1, 9 and 20, as to which the date is May 4, 2016), with respect to the consolidated financial statements of Rice Energy Inc., included in its Current Report on Form 8-K dated May 4, 2016, and the effectiveness of Rice Energy Inc.’s internal control over financial reporting as of December 31, 2015 included in its Form 10-K for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

October 26, 2016